UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Elmer’s Restaurants, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

289393100

(CUSIP Number)

Susan Patricia Mann

1980 Indian Trail, Lake Oswego, OR 97034 (503) 636-1899

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 1998

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 89393100

1.	Name of Reporting Person Susan Patricia Mann ###-###-####

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 74,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 5.267%

14.	Type of Reporting Person* IN

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Item 1.	Security and Issuer

This Statement relates to shares of Common Stock ("Common Stock") of Elmer's Restaurants, Inc., an Oregon corporation (the "Company"). The Company's principal executive offices are located at 11802 SE Stark Street, Portland, Oregon 97216.

Item 2.	Identity and Background
This Statement is filed by Susan P. Mann, an individual whose business address is 1980 Indian Trail, Lake Oswego, OR 97034

Item 3.	Source and Amount of Funds or Other Consideration
Mrs. Mann purchased the shares with cash.

Item 4.	Purpose of Transaction
Mrs. Mann has acquired the shares of Common Stock indicated herein solely for investment purposes. Mrs. Mann may elect to acquire additional shares of Common Stock or to sell shares.

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Item 5.	Interest in Securities of the Issuer

Under the rules and regulations of the Securities and Exchange Commission, Mrs. Mann may be deemed to be the beneficial owner of a total of 74,000 shares of Common Stock, representing approximately 5.267% of the issued and outstanding shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 1,405,000 shares of Common Stock outstanding as of November 30, 1997, as disclosed in the Company's most recent Proxy Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mrs. Mann is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

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Item 7.	Material to be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 1998
Date
/s/ Susan P. Mann
Signature
Susan P. Mann
Name/Title

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